UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 32270 / September 20, 2016

_____

In the Matter of   :
                                                                      :
CALVERT SOCIAL INVESTMENT FUND   :
CALVERT SAGE FUND   :
CALVERT WORLD VALUES FUND, INC.   :
CALVERT RESPONSIBLE INDEX SERIES, INC.   :
CALVERT IMPACT FUND, INC.   :
THE CALVERT FUND   :
CALVERT MANAGEMENT SERIES   :
CALVERT VARIABLE SERIES, INC.   :
CALVERT VARIABLE PRODUCTS, INC.   :
CALVERT INVESTMENT MANAGEMENT, INC.   :
                                                                      :
4550 Montgomery Avenue   :
Suite 1000N   :
Bethesda, MD 20814   :
                                                                      :
(812-14529)   :
                                                                      :
_____   :

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(f) AND 21(b) OF THE ACT; UNDER
SECTION 12(d)(1)(J) OF THE ACT GRANTING AN EXEMPTION FROM SECTION
12(d)(1) OF THE ACT; UNDER SECTIONS 6(c) AND 17(b) OF THE ACT GRANTING AN
EXEMPTION FROM SECTIONS 17(a)(1), 17(a)(2), AND 17(a)(3) OF THE ACT; AND
UNDER SECTION 17(d) OF THE ACT AND RULE 17d-1 UNDER THE ACT TO PERMIT
CERTAIN JOINT ARRANGEMENTS

Calvert Social Investment Fund, Calvert Sage Fund, Calvert World Values Fund, Inc., Calvert
Responsible Index Series, Inc., Calvert Impact Fund, Inc., The Calvert Fund, Calvert
Management Series, Calvert Variable Series, Inc., Calvert Variable Products, Inc., and Calvert
Investment Management, Inc. filed an application on August 5, 2015, and amendments to the
application on January 19, 2016, and April 28, 2016. Applicants requested an order under
section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from sections
18(f) and 21(b) of the Act, under section 12(d)(1)(J) of the Act for an exemption from section
12(d)(1) of the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections
17(a)(1), 17(a)(2), and 17(a)(3) of the Act, and under section 17(d) of the Act and rule 17d-1
under the Act to permit certain joint arrangements. The order permits certain registered open-
end management investment companies to participate in a joint lending and borrowing facility.

On August 24, 2016, a notice of the filing of the application was issued (Investment Company Act Release No. 32234). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is consistent with and appropriate in the public interest, and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and the general purposes of the Act.

It is further found that the participation of each registered investment company in the proposed credit facility is consistent with the provisions, policies, and purposes of the Act, and not on a basis different from or less advantageous than that of other participants.

Accordingly, in the matter of Calvert Social Investment Fund, *et al.,* (File No. 812-14529),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemptions from sections 18(f) and 21(b) of the Act are granted, effective immediately, subject to the conditions in the application, as amended.

IT IS FURTHER ORDERED, under section 12(d)(1)(J) of the Act, that the requested exemption from section 12(d)(1) of the Act is granted, effective immediately, subject to the conditions in the application, as amended.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemptions from sections 17(a)(1), 17(a)(2), and 17(a)(3) of the Act are granted, effective immediately, subject to the conditions in the application, as amended.

IT IS FURTHER ORDERED, under section 17(d) of the Act and rule 17d-1 under the Act, that the proposed transactions are approved, effective immediately, subject to the conditions in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary